Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tekmira Pharmaceuticals Corporation:

We consent to the incorporation by reference in the registration statement (No. 333- 194068) on Form F-10 and registration statement (No. 333-186185) on Form S-8 of Tekmira Pharmaceuticals Corporation of our report dated March 5, 2014, with respect to the consolidated balance sheets of Tekmira Pharmaceuticals Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Tekmira Pharmaceuticals Corporation.

/s/ KPMG LLP

Vancouver, Canada
March 26, 2014